Managed Portfolio Series
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

December 22, 2020

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:         Managed Portfolio Series (the “Trust”)
File Nos.:     333-172080 and 811-22525
Jackson Square International Growth Fund

Dear Ms. White:

The purpose of this letter is to respond to the comments you provided on December 9, 2020, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 488 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of making material changes to the Jackson Square All-Cap Growth Fund (the “Fund”), including a change in the Fund’s name to the Jackson Square International Growth Fund. PEA No. 488 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on October 27, 2020 (Accession No. 0000894189-20-008576).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

1.The cover page indicates that the filing will become effective 60 days after it was filed, which would be December 26, 2020. Please clarify when the Trust anticipates the filing to become effective.

The Trust anticipates having the Fund go effective on December 28, 2020. The Trust plans to file a subsequent Post-Effective Amendment pursuant to Rule 485(b) prior to December 26, 2020, with an effective date of December 28, 2020. Alternatively, if the Trust is not in a position to file the subsequent 485(b) at that time, it will file another Post-Effective Amendment pursuant to Rule 485(b)(1)(iii) designating a new effective date for the previously filed Post-Effective Amendment.

2.Please update the Fund’s EDGAR and series class identification consistent with the Fund’s new name.

The Trust responds by making the suggested updates.

3.In the Fees and Expenses of the Fund table on page 1 of the Prospectus, please briefly explain how the Trust estimated other expenses and determined the estimate was reasonable.

The Trust responds by noting that those expenses are based on actual other expenses incurred by the IS Class of the Fund, which is currently the only active class.

4.In the Performance section of the Summary Prospectus, the Fund uses the Russell 3000® Growth Index as its broad-based securities market index. Consider whether the Russell 3000® Growth Index is an appropriate broad-based securities market index for the Fund.

The Trust responds that going forward the Fund will use the MSCI ACWI ex U.S. Index as its broad-based securities market index for the Fund, and will be include both the MSCI ACWI ex U.S. Index and the Russell 3000® Growth Index in the Prospectus as long as required by Form N-1A.

5.On page 8 of the Fund’s Statutory Prospectus, it states that the Adviser looks for companies that it believes have sophisticated return of capital policies and capital allocation. Please clarify what is meant by that language.

The Trust responds by revising the disclosure as follows:

“Have sophisticated return of capital policies and capital allocation, which the Adviser considers to be a thoughtful approach to capital allocation from both an external and internal financing options standpoint, which translates into a view on whether a company’s capital would be better utilized through share buy backs or dividends in the long run; and”

6.On page 8 of the Fund’s Statutory Prospectus, it states that the Adviser looks for companies that it believes have governance policies that tend to be favorable to shareholders. Please modify the disclosure to provide examples of governance policies that are favorable to shareholders.

The Trust responds by modifying the disclosure as follows:

“Have governance policies that tend to be favorable to shareholders, such as the absence of control shares, equal votes for all shareholders, majority independent boards of directors, rigorous short- and long-term executive incentive plans aligned with shareholder interest and adequate disclosure around corporate governance issues.”

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact me at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch
Thomas A. Bausch
Secretary

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.